07020251

Johnson Matthey

Robert M. Talley
Vice President, General Counsel
and Secretary

January 3, 2007

SEC MAIL PROCESSING
RECEIVED
JAN - 8 2007
WASH, D.C. 199 SECTION

PROCESSED
JAN 1 6 2007
THOMSON
FINANCIAL

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>
7004 2890 0002 4356 3434

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SUPPL

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Regulatory Announcement**	**6 Dec 2006**
2.	**Regulatory Announcement**	**14 Dec 2006**
3.	**Regulatory Announcement**	**21 Dec 2006**
4.	**Regulatory Announcement**	**21 Dec 2006**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

RMT/af
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 6 December 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Approved Executive Share Option Scheme (Ref 96/2296b)		
Period of return:	From:	1 June 2006	To:	30 November 2006
Balance under scheme from previous return:		130,205		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		12,785		
Balance under scheme not yet issued/allotted at end of period		117,420		
Number and *class* of *securities* originally listed and the date of admission		1,000,000 – 12 June1996 786,000 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,400,001		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant
Company Secretary
for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 6 December 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Approved Executive Share Option Scheme (Ref 96/2296b)		
Period of return:	From:	1 June 2006	To:	30 November 2006
Balance under scheme from previous return:		130,205		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		12,785		
Balance under scheme not yet issued/allotted at end of period		117,420		
Number and *class* of *securities* originally listed and the date of admission		1,000,000 – 12 June1996 786,000 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,400,001		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant
Company Secretary
for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 6 December 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		1995 Overseas Executive Share Option Scheme (Ref: 96/2296d)		
Period of return:	From:	1 June 2006	To:	30 November 2006
Balance under scheme from previous return:		424,539		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		21,782		
Balance under scheme not yet issued/allotted at end of period		402,757		
Number and *class* of *securities* originally listed and the date of admission		3,000,000 – 12 June1996 3,344,000 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,400,001		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant
Company Secretary
for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 6 December 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		2001 Executive Share Option Scheme Part A/B		
Period of return:	From:	1 June 2006	To:	30 November 2006
Balance under scheme from previous return:		1,136,281		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		49,464		
Balance under scheme not yet issued/allotted at end of period		1,086,817		
Number and *class* of *securities* originally listed and the date of admission		1,200,000 – 2 October 2003		
Total number of *securities* in issue at the end of the period		220,400,001		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant
Company Secretary
for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 6 December 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		Meconic 1995 Approved Share Option Scheme		
Period of return:	From:	1 June 2006	To:	30 November 2006
Balance under scheme from previous return:		2,378		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		532		
Balance under scheme not yet issued/allotted at end of period		1,846		
Number and *class* of *securities* originally listed and the date of admission		61,677 – 3 October 2003		
Total number of *securities* in issue at the end of the period		220,400,001		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant
Company Secretary
for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 6 December 2006

Name of *applicant*:		Johnson Matthey PLC		
Name of scheme:		JM-Cookson Matthey Ceramics Overseas Executive Share Option Scheme (Ref 96/2296f)		
Period of return:	From:	1 June 2006	To:	30 November 2006
Balance under scheme from previous return:		338,825		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		338,825		
Number and *class* of *securities* originally listed and the date of admission		500,000 – 12 June 1996		
Total number of *securities* in issue at the end of the period		220,400,001		

Name of contact:	Angela Purtill, Assistant Company Secretary
Address of contact:	Johnson Matthey PLC, 40-42 Hatton Garden, London EC1N 8EE
Telephone number of contact:	020 7269 8461

SIGNED BY Simon Farrant
Company Secretary
for and on behalf of

Johnson Matthey PLC
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to *prosecution.*

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Disposal
Released	07:01 14-Dec-06
Number	8648N

Johnson Matthey

For Release at 7.00 am Thursday 14th December 2006

Johnson Matthey Sells Ceramics Division for £153 Million

Johnson Matthey announces that it has agreed to sell its Ceramics Division to a company established by Pamplona Capital Partners I, LP (Pamplona), a private equity investment fund, for approximately euro 226 million (£153 million) in cash. The transaction is conditional upon regulatory approval in Germany, Spain and Portugal and is expected to be completed on 28th February 2007. The consideration, which is on a cash and debt free basis, is subject to adjustment by reference to the net assets of the division at completion.

The Ceramics Division, headquartered in Spain, is a leading global supplier of raw materials and intermediate products to the tile and sanitaryware industries. The business has a presence in all the major geographical regions with core manufacturing facilities in Spain, Italy, UK, Brazil, USA, Malaysia, India and China. The business employs approximately 670 people.

In the financial year ended 31st March 2006 the Ceramics Division had sales of £182.2 million and made an operating profit of £21.3 million. For the six months ended 30th September 2006, the division

had sales of £90.1 million and made an operating profit of £10.2 million.

The disposal will give rise to a gain of approximately £30 million before costs.

In November 2003 Johnson Matthey stated its intention to consider offers for parts of its then Colours & Coatings Division in line with the group's long term strategy of focusing on its core activities in catalysis, precious metals and fine chemicals. As part of this process, the group sold its Pigments & Dispersions business in September 2004. Consistent with this strategy and, having now received an acceptable offer for the Ceramics Division, the board has agreed to sell the business to Pamplona.

The proceeds from the disposal of this division will be used to buy back shares and fund bolt-on acquisitions.

Commenting on the transaction, Neil Carson, Chief Executive of Johnson Matthey said:

"The sale of the Ceramics Division represents a further step in our strategy of focusing the group on its core activities in catalysis, precious metals and fine chemicals."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

ENL

www.matthey.com

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Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Total Voting Rights
Released	11:33 21-Dec-06
Number	PRNUK-2112

JM Johnson Matthey

Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6, Johnson Matthey PLC confirms that, at the date of this announcement, it has an issued share capital of 220,400,001 ordinary shares of £1 each. Johnson Matthey PLC holds 1,060,000 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 219,340,001.

The above figure (219,340,001) may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
21 December 2006

END

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Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	15:00 21-Dec-06
Number	PRNUK-2112

Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson

P N Hawker

D W Morgan

L C Pentz

W F Sandford

J N Sheldrick

I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	27
P N Hawker	27
D W Morgan	27
L C Pentz	27
W F Sandford	27
J N Sheldrick	27
I F Stephenson	27

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.3786

14. Date and place of transaction:

20 December 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	61,215
P N Hawker	14,588
D W Morgan	40,510
L C Pentz	18,311
J N Sheldrick	74,439

16. Date issuer informed of transaction:

21 December 2006

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to

be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary

020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

21 December 2006

END

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